December 11, 2009

VIA EDGAR AND FEDERAL EXPRESS

Julie Sherman, CPA
Division of Corporate Finance
Mail Stop 3030
100 F Street, N.E.
Securities and Exchange Commission
Washington, DC 20549

Re:	Derma Sciences, Inc. – File No. 001-13070; Form 10-K for Year Ended December 31, 2008

Dear Ms. Sherman:

Derma Sciences, Inc. (the “Registrant”) hereby responds to the staff’s comments set forth in its correspondence of November 24, 2009. The headings hereunder refer to corresponding headings of the staff’s comment letter.

Form 10-K – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.     Liquidity and Capital Resources – Cash Flow and Working Capital.

The Registrant believes that the deterioration of the receivable aging resulted from the dissatisfaction of customers whose subsequently ordered products were backordered and who reacted by extending payment for products previously received by the customers and billed by the Registrant. The customers apparently took this action as a means of expressing their displeasure with the backorder situation and/or as a means of incentivizing the Registrant to resolve the backorder situation.

The Registrant confirms that the referenced receivables were initially recorded in connection with previously sold product. The Registrant recognizes revenue from the sale of its products when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable and collectability is reasonably assured, which is generally at the time of shipment or receipt by the Registrant’s customers, depending on the terms of the related sale. In accordance with this policy, revenue and the related accounts receivable on backordered products are recognized when such backorders are fulfilled in accordance with the terms of the customer agreement which may be at the time of shipment or receipt by the Registrant’s customers, but not before that time.

Additional Information

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosures in the within filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HEDGER & HEDGER

Raymond C. Hedger, Jr.

c	Jay Webb, CPA Edward J. Quilty John E. Yetter, CPA